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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: October 31, 2013 Estimated average burden hours per response…… 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-167420

FundCore Institutional Income Trust Inc.

(Exact name of registrant as specified in its charter)

One World Financial Center, 30th Floor
New York, NY 10281
(212) 909-5897

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one (1).

Pursuant to the requirements of the Securities Exchange Act of 1934, FundCore Institutional Income Trust Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 23, 2012

By:	/s/ Lee J. Taragin
Lee J. Taragin
Chief Financial Officer and
Chief Operating Officer